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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               pcOrder.com, Inc.
                      (Name of Subject Company (issuer))

                               pcOrder.com, Inc.
                       (Name of Filing Person (issuer))

                Class A Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  70453H 10 7
                     (CUSIP Number of Class of Securities)

                               Richard Friedman
                 Vice President, General Counsel and Secretary
                               pcOrder.com, Inc.
                            5001 Plaza on the Lake
                              Austin, Texas 78746
                                (512) 684-1456
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

 Copies to Counsel to the Special Committee of the Board of pcOrder.com, Inc.
                              Henry Lesser, Esq.
                       Gray Cary Ware & Freidenrich LLP
                              400 Hamilton Avenue
                       Palo Alto, California 94301-1825
                                (650) 833-2425

                           Calculation of Filing Fee
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|         Transaction valuation*       |          Amount of filing fee         |
|--------------------------------------|---------------------------------------|
|                                      |                                       |
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*Set forth the amount on which the filing fee is calculated and state how it was determined.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                       ---------------------------------------------------------
Form or Registration No.:
                         -------------------------------------------------------
Filing Party:
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Date Filed:
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[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[X]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

Preliminary Communication filed as part of this Schedule.


1. Letter delivered to all employees of pcOrder.com, Inc. by electronic mail on November 3, 2000, regarding treatment of stock options in the acquisition of pcOrder.com, Inc. by Trilogy Software, Inc.

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